

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 12, 2018

Rui Chen
Chief Executive Officer
Bilibili Inc.
Building 3, Guozheng Center, No. 485 Zhengli Road, Yangpu District
Shanghai, 200433
People's Republic of China

> **Re: Bilibili Inc.**
> **Registration Statement on Form F-1**
> **Filed March 2, 2018**
> **File No. 333-223405**

Dear Mr. Chen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1.   You state that the prospectus contains information from a report commissioned by you and prepared by iResearch. Please provide us with a copy of the iResearch Report for our review. Clearly mark the specific language in the supporting materials that supports each statement in the prospectus.

2.   Please revise to disclose that you derived 65.7%, 65.4% and 83.4% of your revenues from mobile games in 2015, 2016 and 2017, respectively, and that you derive a significant portion of mobile game revenues from a limited number of games, including that, in 2017, two mobile games accounted for more than 10% of your total mobile game revenues, one for 71.8% and the other for 12.7%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 72

3.   Please tell us your consideration of disclosing the average revenue per monthly paying user
        and the average revenue per monthly paying user for mobile games for each quarterly period
        presented. This appears to be important information necessary to understanding your
        revenues and operating results considering your ability to monetize depends on your ability
        to increase the spending of your paying users. We refer you to Part I, Items 5A and 5D of
        Form 20-F and Section III.B of SEC Release 33-8350.

Related Party Transactions, page 158

4.   You state that you have received and expect to continue to receive certain services from the
        spun-off entities on an arm's length basis. Please revise to provide the material terms of any
        related agreement(s) and file such agreement(s) as exhibits to the registration statement or
        tell us why you believe these are not material. Refer to Item 601(b)(10) of Regulation S-K.

5.   Please revise to identify your existing shareholders and management team members who
        established the investment fund as well as the subsidiary that is a limited partner of the
        investment fund. Also file related agreements as exhibits to the registration statement or tell
        us why the information is not material. Refer to Item 7.B. of Form 20-F and Item 601(b) of
        Regulation S-K.

Taxation, page 183

6.   We note that you have filed the opinions of Walkers regarding certain Cayman Islands tax
        matters and Commerce & Finance Law Offices regarding certain PRC tax matters as
        Exhibits 8.1 and 8.2, respectively. Please revise to clearly identify each material tax
        consequence being opined upon and identify the tax counsels. For guidance, refer to Section
        III of Staff Legal Bulletin No. 19.

Consolidated Financial Statements

Note 29. Subsequent Events, page F-66

7.   Please clarify your disclosures that indicate the consideration of the transfer is expected to
        be approximately RMB500.00 million, which represents a premium of approximately
        RMB53.7 million over the carrying value of these investments. In this respect, tell us the
        amount of consideration that the Company will receive in connection with the transfer.
        Explain whether the transfer consideration represents the fair value of the equity investments
        transferred. Describe in detail the nature of the equity investments that will be transferred
        and when you expect the transfer to be completed. In addition, tell us your consideration of
        providing pro forma financial information to reflect the transfer of the equity investments.
        We refer you to Article 11-01 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3673, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Special Counsel
Office of Information Technologies and Services

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP